October 13, 2022

VIA EDGAR

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the quarterly period ended June 30, 2022
Filed August 4, 2022
File No. 001-322116

Dear Mr. McPhun and Ms. Monick:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 29, 2022.

For convenience of reference, each comment contained in your September 29, 2022 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1.We note your response to comment 1 and your proposed revisions. Please address the following:
•We note your third paragraph of your proposed disclosure. Specifically, we note your bullet point for yield on average interest earning assets. Please revise this disclosure to address that it excludes all Consolidated SLST assets other than those securities owned by the Company, as you have in your note (3) to the tabular disclosure.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
October 13, 2022

•We note your fourth paragraph of your proposed disclosure. Please enhance your disclosure to further clarify why you have excluded the impact of the mortgages payable on real estate and why you only include interest income earned by the Consolidated SLST securities that are actually owned by the Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised the third and fourth paragraphs of the proposed disclosure contained in the Company’s response to the Staff’s comment 1 in the Company’s letter dated September 19, 2022 as follows:

We provide the following non-GAAP financial measures, in total and by investment category, for the respective period:

•adjusted interest income - calculated by reducing our GAAP interest income by the interest expense recognized on Consolidated SLST CDOs,
•adjusted interest expense - calculated by reducing our GAAP interest expense by the interest expense recognized on Consolidated SLST CDOs and mortgages payable on real estate,
•adjusted net interest income - calculated by subtracting adjusted interest expense from adjusted interest income,
•yield on average interest earning assets - calculated as the quotient of our adjusted interest income and our average interest earning assets, which excludes all Consolidated SLST assets other than those securities owned by the Company,
•average financing cost - calculated as the quotient of our adjusted interest expense and the average outstanding balance of our interest bearing liabilities, excluding Consolidated SLST CDOs and mortgages payable on real estate, and
•net interest spread - calculated as the difference between our yield on average interest earning assets and our average financing cost.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
October 13, 2022

We provide the non-GAAP financial measures listed above because we believe these non-GAAP financial measures provide investors and management with additional detail and enhance their understanding of our interest earning asset yields, in total and by investment category, relative to the cost of our financing and the underlying trends within our portfolio of interest earning assets. In addition to the foregoing, our management team uses these measures to assess, among other things, the performance of our interest earning assets in total and by asset, possible cash flows from our interest earning assets in total and by asset, our ability to finance or borrow against the asset and the terms of such financing and the composition of our portfolio of interest earning assets, including acquisition and disposition determinations. These measures remove the impact of joint venture equity investments and Consolidated SLST that we consolidate in accordance with GAAP by (i) excluding mortgages payable on real estate since the joint ventures themselves, and not the Company, directly incur interest expense for these liabilities and the mortgages directly finance the multi-family properties which are non-interest earning assets, and (ii) only including the interest income earned by the Consolidated SLST securities that are actually owned by the Company, as the Company only receives income or absorbs losses related to the Consolidated SLST securities actually owned by the Company.

Form 10-Q for the quarterly period ended June 30, 2022

Condensed Consolidated Statements of Operations, page 5

2.We note your response to our comment 3 and your intent to consider disaggregating rental income and other real estate income within non-interest (loss) income and disaggregating interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses within general, administrative and operating expenses. Please tell us what consideration you gave to presenting rental income and other real estate income as separate categories of revenue and presenting interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues. Reference is made to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

RESPONSE:

The Company acknowledges and understands the requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X to present each prescribed class of gross revenues and each prescribed class of costs and expenses applicable to revenues separately in a consolidated statement of comprehensive income. Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X also permit the aggregation of revenue classes (and related costs and expenses) if each class represents 10% or less of total consolidated gross revenues. The Company considers Rule 5-03(b)(1) to be applicable to rental income (Rule 5-03(b)(1)(c)) and other real estate income (Rule 5-03(b)(1)(e)). The Company considers Rule 5-03(b)(2)(c) to be applicable to the total of interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as all such expenses are associated with the Company’s real estate properties’ production of rental income and other real estate income.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
October 13, 2022

Although other real estate income may not represent more than 10% of total consolidated gross revenues for the year ended December 31, 2022, in an effort to provide enhanced disclosure in the Consolidated Statements of Operations, beginning with the Company’s Form 10-K for the year ended December 31, 2022, the Company will present rental income and other real estate income as separate categories of revenue and present interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues from real estate in its Consolidated Statements of Operations. The Company acknowledges that the presentation of interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of expenses related to real estate may not be quantitatively required by Rule 5-03(b)(2), but the Company desires to provide the investor with additional information to enhance the readers’ evaluation of the financial impact of the Company’s real estate properties.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0107.

Sincerely,

By:	/s/ Kristine R. Nario-Eng
Kristine R. Nario-Eng
Chief Financial Officer

cc:	Jason T. Serrano, Chief Executive Officer and President
Christopher C. Green, Vinson & Elkins L.L.P.